SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of August, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.                                                                                       New World Mobility picks Nokia for USD 30 million GSM/EDGE expansion and push to talk deal in Hong Kong

2.                                                                                       Ethiopian Telecommunications selects Nokia to provide GSM/GPRS in 40 million euro deal

3.                                                                                       Nokia Wins Tcc Deal To Take The 3g Lead In Taiwan

PRESS RELEASE

August 23, 2004

New World Mobility picks Nokia for USD 30 million GSM/EDGE expansion and push to talk deal in Hong Kong

New World Mobility (NWM) and Nokia have signed a USD 30 million contract for the expansion of the Hong Kong operator’s GSM network, including EDGE and Push to talk over Cellular (PoC).  Deliveries have already begun, with commercial services planned for later this year.

Under the agreement Nokia will be the sole GSM and EDGE supplier for the eleventh phase of New World Mobility’s network deployment, enhancing the capacity and quality of both voice and data services for its 1.2 million subscribers.

EDGE is an advanced GSM radio technology that can better support higher bit rate data services, such as video streaming, while PoC provides a convenient form of instant communication for groups.  Both will provide New World Mobility with new opportunities for service differentiation.

“The market potential is enormous,” says Dr. Norman Wai, President and CEO, New World Mobility.  “PoC has clearly shown that it’s a winner, and we know our customers are eager to use this service that can provide them with a convenient instant form of communication for groups.  We see it as a strong weapon that will help boost mobile data usage as well as our ARPU levels.”

“The deployment of EDGE represents an important step for New World Mobility as we gear up to offer the most exciting services available today, and it enables PoC users to enjoy seamless service.  Being a dedicated service provider, we will continue to make smart investment in our infrastructure to ensure the best quality services for our subscribers via advanced mobile technology,” adds Dr. Wai.

“The agreement is a further proof of our long-standing relationship with New World Mobility,” says Simon Beresford Wylie, Senior Vice President, Networks, Nokia.  “The comprehensive package of high-speed EDGE radio systems, combined with key core-network service enablers, such as PoC, will allow New World Mobility to offer exciting new mobile services and maintain a competitive edge.”

In addition to its GSM and EDGE solutions, Nokia will provide a wide range of services, including solution consulting and integration, core network implementation, network audit and benchmarking service to optimize network and service performance levels.  Also included are hardware services and training services to keep the solution running at peak performance.  The system is supported by Nokia NetAct ™, the only fully featured, multi-vendor, multi-technology operations support system on a single platform.

Nokia is the sole infrastructure supplier for New World Mobility’s networks and has been supplying network equipment since 1996. The two companies have worked closely together in the deployment of advanced mobile communications.

Nokia has a strong track record in implementing EDGE and has reached the global number one position in this technology.  Nokia has 35 public EDGE references, and its solution is used in 16 out of 33 commercially launched EDGE networks.

About New World Mobility

Since its launch in 1997, New World Mobility has become one of Hong Kong’s fastest growing mobile operators. Offering a wide range of quality communication services including voice service and customized value-added services, NWM continues to introduce various advanced mobile multi-media solutions to meet future challenges.

NWM’s high quality mobile services are provided by New World PCS Ltd. (“NWPCS”), a wholly -owned subsidiary of New World Mobile Holdings Limited (“NW Mobile”). NW Mobile is a public company listed in Hong Kong (Hong Kong stock code: 0862), of which New World Development Company Limited (“NWD”) is the major shareholder (56.66%; Hong Kong stock code: 0017).

About Nokia

Nokia is committed to long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones.  Nokia is the largest exporter in the Chinese mobile telecommunications industry. China is also an important part of Nokia’s global manufacturing and R&D networks. Nokia has five R&D units, four manufacturing sites and widespread operations in China.  The total number of Nokia employees in China is over 4,300.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 24, 2004

Ethiopian Telecommunications selects Nokia to provide GSM/GPRS in 40 million euro deal

Nokia’s solution for new growth markets reaches a new customer in Africa.

Mobile operator Ethiopian Telecommunications Corporation (ETC) has selected Nokia to supply and deploy GSM network equipment, including the Nokia Connect solution for optimized network coverage, in a deal valued at 40 million euros.  It calls for Nokia, and its main subcontractor LeadCom Integrated Solutions, to supply both GSM core and radio equipment to upgrade part of ETC’s existing network.  Also included are GPRS for advanced data services and Nokia’s Operations Support Systems (OSS).

ETC is a new customer for Nokia’s GSM solution and the first in East Africa.  Deliveries start immediately with the system targeted for operation in December, initially in the Addis Ababa region.

Nokia will provide a full range of GSM and GPRS network infrastructure, including Nokia ConnectSite 10 and Nokia ConnectSite 100 base stations.  Nokia, with LeadCom’s help, will also provide implementation of the network, including civil works, network planning, implementation and project management for fast quality ramp-up of the solution.

“We are very happy to welcome ETC as a new GSM customer for Nokia,” says Dr. Walid Moneimne, Senior Vice President, Networks, Nokia.  “We are gratified that Ethiopia Telecom has chosen Nokia as one of its main GSM suppliers and a trusted partner for the future of its network.  East Africa is an important market for us, and this deal is a key milestone in Nokia’s network business in Africa, demonstrating our clear and strong commitment to this crucial marketplace.”

Training is also provided to help keep the network running at peak performance. The services will be provided using Nokia NetAct ™, the only fully-featured, multi-vendor, multi-technology operations support system on a single platform.

The Nokia ConnectSite 10 and Nokia ConnectSite 100 base stations are part of the Nokia Connect GSM Solution for network deployment and operation in new growth markets using world-class technology platforms.  The Nokia Connect GSM Solution enables operators to lower network-related expenditures and bring mobility to additional mobile users in a cost-efficient and timely manner.

Nokia can draw on its over 15-year track record of implementing and operating networks and its extensive practical experience of implementing mobile services for operators.  Nokia has contracted operating services for 21 operators globally, in addition to providing full turnkey implementations for a total of 26 customers in 22 countries.  Nokia NetAct(TM) has been delivered to over 300 customers.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia

Communications, Networks

Tel.  + 358 (0) 7180 38711

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 30, 2004

Nokia wins TCC deal to take the 3G lead in Taiwan

Nokia becomes the sole 3G network supplier to TCC, the territory’s largest mobile group.

Taiwan Cellular Corporation has selected Nokia to complete the next phase of its WCDMA 3G network roll-out under an agreement for the sole supply of full range of core and radio network equipment.  The expansion contract, which follows a 2002 agreement for the first deployment phase, reinforces Nokia’s strong position both in Taiwan and in 3G.

Deliveries have already begun to support a preliminary service launch in the first quarter 2005.

“Our experience with Nokia has been pleasant,” says Harvey Chang, President and CEO, TCC.  “Nokia’s advanced 3G technology and its knowledge of end-to-end systems is crucial for our future 3G offering.  As we work toward the launch of our network, we are happy to have a trusted partner in 3G.”

“We are extremely pleased that TCC has placed its trust in Nokia and our ability to supply and deploy robust 3G systems,” says Simon Beresford-Wylie, Senior Vice President, Nokia.  “Becoming the sole 3G supplier is a significant deal with the leading operator in one of the world’s premier telecom markets.  We look forward to working even closer with TCC as it launches 3G service.”

TCC Group is Taiwan’s largest mobile operator, with over eight million 2G subscribers and three portfolio operators: Taiwan Cellular Corporation, TransAsia Telecommunications and the newly acquired Mobitai Communications.

In addition to a complete WCDMA 3G system, including circuit and packet core equipment, Nokia is supplying a range of professional services to support the deployment.  The networks will be managed using Nokia NetAct (TM), the only fully featured, multi-vendor, multi-technology operations support system (OSS) on a single platform.

Nokia has previously supplied TCC’s complete GPRS system, and under the 2002 agreement supplied a major part of WCDMA 3G for the initial network deployment.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Communications

Networks, Nokia

Tel.  + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel